[redacted]

13012918

SEC Mail Processing Section

FEB 28 2013

Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Derivative Traders, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

419 Minden Way
(No. and Street)

Wynnewood	PA	19096
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherman Frager 215-820-8221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G.
(Name – *if individual, state last, first, middle name*)

207 Buck Road, Suite 1C	Holland	PA	18966
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 11/16/2015

OATH OR AFFIRMATION

I, Sherman Frager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Derivative Traders, LP, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

MANAGING MEMBER OF FIRST DERIVATIV MGMT, LLC

Title

Notary Public

NOTARIAL SEAL
ERICA T HUGHES
Notary Public
SPRINGFIELD TWP., DELAWARE COUNTY
My Commission Expires Jul 12, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST DERIVATIVE TRADERS, LP
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2012 WITH
REPORT AND SUPPLEMENTARY REPORTS
OF INDEPENDENT AUDITOR

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

FIRST DERIVATIVE TRADERS, LP
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2012 WITH
REPORT AND SUPPLEMENTARY REPORTS
OF INDEPENDENT AUDITOR

FIRST DERIVATIVE TRADERS, LP
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

To the Partners
First Derivative Traders, LP
Wynnewood, Pennsylvania

Report on the Financial Statements
I have audited the accompanying statement of financial condition of First Derivative Traders, LP (a Pennsylvania Limited Partnership) as of December 31, 2012 and the related statements of operations, changes in partners' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Derivative Traders, LP as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 22, 2013

FIRST DERIVATIVE TRADERS, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 211,758
Funds held in clearing accounts	10,695,149
Securities owned, at fair value	
Equity securities	305,626,803
Option securities	5,667,212
Investments	60,000
	$ 322,260,922

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$ 144,308
Securities sold, not yet purchased, at fair value	
Equity securities	13,186,492
Option securities	293,626,805
Total liabilities	306,957,605
Partners' Capital	15,303,317
	$ 322,260,922

The accompanying notes are an integral part of these financial statements.

FIRST DERIVATIVE TRADERS, LP
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUE	
Income from trading activities	$ 6,260,103
Other income	874,679
Interest and dividend income	215
Total revenue	7,134,997
EXPENSES	
Regulatory fees and exchange expense	482,869
Clearing and brokerage expense	203,885
Other operating expenses	494,568
Total expenses	1,181,322
Net income	$ 5,953,675

The accompanying notes are an integral part of these financial statements.

FIRST DERIVATIVE TRADERS, LP
STATEMENT OF PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2012

	General Partner	Limited Partners	Total
Partners' capital, beginning of year	$ 88,525	$ 12,305,908	$ 12,394,433
Net income	19,820	5,933,855	5,953,675
Partners' withdrawals	-	(3,044,791)	(3,044,791)
Partners' capital, end of year	$ 108,345	$ 15,194,972	$ 15,303,317

The accompanying notes are an integral part of these financial statements.

FIRST DERIVATIVE TRADERS, LP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,953,675
(Increase) decrease in	
Funds held in clearing accounts	52,232,316
Securities owned	
Equity securities	(121,331,278)
Options securities	(1,590,926)
Increase (decrease) in	
Accounts payable and accrued expenses	73,158
Securities sold but not purchased	
Equities	(46,427,932)
Options	114,308,450
Cash provided by operating activities	3,217,463
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital withdrawals by partners	(3,044,791)
Cash used by financing activities	(3,044,791)
Increase in cash	172,672
Cash at beginning of year	39,086
Cash at end of year	$ 211,758

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization
First Derivative Traders, LP (the "Partnership") was formed as a limited partnership in the Commonwealth of Pennsylvania effective January 1, 2003 and began business operations on January 1, 2003. The Partnership conducts investment activities as a registered options trader on the floor of NASDAQ OMX PHLX (formerly the Philadelphia Stock Exchange) and on a proprietary basis, as an off-floor trader.

Significant Accounting Policies

Cash
For purposes of the statement of cash flows, the Partnership includes as cash amounts on deposit at banks. The Partnership considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2012.

Recognition of Revenue
Securities transactions and expenses are recorded on a trade date basis. Securities are valued at market value.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes
The Partnership is taxed as a partnership for federal and state income tax purposes and accordingly, no income tax expense has been recorded in the financial statements. Taxable income of the Partnership is passed through to the partners and reported on the partners' respective individual income tax returns.

Accounting standards require the tax effects of uncertain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that based on their technical merit have more than 50% likelihood of being sustained upon IRS examination. Management estimates that there are no uncertain tax positions as of December 31, 2012.

The Partnership's income tax returns for the years ended December 31, 2009, 2010, 2011 and 2012 are subject to examination by the Internal Revenue Service.

(2) CONCENTRATION OF CREDIT RISK

The Partnership is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

(3) NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum "net capital" must be at least $100,000. At December 31, 2012, the Partnership had net capital of $14,960,311, which was $14,840,311 in excess of its required net capital of $100,000. The Partnership's net capital ratio was .0096 to 1.

(4) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Partnership is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(5) FAIR VALUE

The Financial Accounting Standards Board (FASB) defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to the valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure value into three broad levels:

- Level I inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability to access.

(5) FAIR VALUE (CONTINUED)

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Partnership's own data.)

The following is a description of calculation methodologies used for assets and liabilities recorded at fair value and the basis for estimating fair value. These are reflected as recurring or nonrecurring.

Assets
Securities owned – Securities owned include odd lot and fractional shares of readily marketable common stock. Securities owned also include major market stock index contracts. The fair value measurement of these assets are based on quoted market prices in active markets, and therefore are recorded at fair value on a recurring basis and are classified as Level 1 assets. A certain number of equities are preferred stocks that do not trade on active markets. The market values of these are determined by an independent third party vendor who is contracted with by the clearing broker to provide fair market values and therefore, these are classified as Level II assets.

Other investments – Other investments include preferred shares in two financial institutions. The market values of these interests are not quoted prices and the investments are classified as Level II assets. Also included in other investments is an interest in a closely held company. The value of this investment is based on unobservable inputs and is classified as a Level III asset. The value is based on management's judgment and approximates the Partnership's capital contributions.

Liabilities
Securities sold but not purchased – Securities owned include odd lot and fractional shares of readily marketable common stock and stock option index contracts that are recorded at fair value on a recurring basis. Fair value measurement for securities sold, not yet purchased are based upon market prices in active markets, and therefore are classified as Level I liabilities.

(5) FAIR VALUE (CONTINUED)

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012
(Dollars in Thousands)

	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Securities owned				
Equities	$300,768	$4,859	$ -	$305,627
Options	5,667	-	-	5,667
Other Investments	-	50	10	60
Total	$306,435	$4,909	$ 10	$311,354
Liabilities				
Securities sold, not purchased				
Equities	$ 8,373	$4,813	$ -	$ 13,186
Options	293,627	-	-	293,627
Total	$302,000	$4,813	$ -	$306,813

	Beginning of Year	Changes in Investment	End of Year
Investments in closely held companies	$ 10	$ -	$ 10

(6) SUBSEQUENT EVENTS

Events subsequent to December 31, 2012 of the Partnership have been evaluated through February 22, 2013, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2012.

FIRST DERIVATIVE TRADERS, LP
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

NET CAPITAL

Total partners' equity qualified for net capital	$15,303,317
Deductions and/or charges:	
Non-allowable assets:	
Investment	(60,000)
Net capital before haircuts	15,243,317
Haircuts on securities	(283,006)
Net Capital	$14,960,311

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 144,308

FIRST DERIVATIVE TRADERS, LP
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $100,000 if greater	$ 100,000
Excess net capital at 1500%	$14,860,311
Excess net capital at 1000%	$14,840,311
Ratio: aggregate indebtedness to net capital	0.96%

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form x-17A-5 as of December 31. 2012)

Net capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$14,960,311

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2012

FIRST DERIVATIVE TRADERS, LP
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2012

First Derivative Traders, LP claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. First Derivative Traders, LP clears all of its trading activities through Merrill Lynch Professional Clearing Corporation and ABN-AMRO Clearing, LLC.

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2012

First Derivative Traders, LP claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customer funds and securities.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Partners
First Derivative Traders, LP
Wynnewood, Pennsylvania

In planning and performing my audit of the financial statements of First Derivative Traders, LP (the Partnership), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Partnership's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, I do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in the Rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (of aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5(g)(1)) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 CONTINUED

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, FINRA, NASDAQ OMX PHLX and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2013

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners
First Derivative Traders, LP
Wynnewood, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by First Derivative Traders, LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating First Derivative Traders, LP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Derivative Traders, LP's management is responsible for First Derivative Traders, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries recorded in the Partnership's general ledger noting no differences;

2. Compared the amounts reported in the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the firm's principal supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, if applicable.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2013

FIRST DERIVATIVE TRADERS, L.P.
SCHEDULE OF ASSESSMENTS AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION FORM SIPC-7)
DECEMBER 31, 2012

Total Revenue (FOCUS Line 12/Part IIA Line 9)	$ 7,134,781
Deductions:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(203,885)
SIPC Net Operating Revenues	$ 6,930,896
General Assessment @ .0025	$ 17,327
Payments made with 2012 Form SIPC-6	(5,463)
Balance paid with SIPC-7	$ 11,864

See independent accountant's report.